Hylsamex
Mexico's Steel

File No. 82-4252

August 22, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael De La Garza P.
Ismael De La Garza

dlw 8/31

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Designation of Hylsamex Officers.	August 22, 2005

Hylsamex
Mexico's Steel

Designation of Hylsamex Officers

MONTERREY, MEXICO, August 22nd, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), the Mexican steel company based in this city, announced that its Board of Directors in a meeting held today, appointed Alejandro M. Elizondo Barragán as Chairman of the Board and Daniel Novegil as Chief Executive Officer.

As of today, Hylsamex is a part of Ternium, the entity into which the Techint Group is in the process of consolidating its direct and indirect holdings in the flat steel and long products businesses.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

Designación de Funcionarios de Hylsamex

MONTERREY, MEXICO, 22 de agosto de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), la compañía siderúrgica mexicana con sede en esta ciudad, anunció que en junta celebrada por su Consejo de Administración el día de hoy, se designó como su Presidente del Consejo de Administración al Ing. Alejandro M. Elizondo Barragán y como su Director General Ejecutivo al Ing. Daniel Novegil.

A partir de esta fecha, Hylsamex forma parte de Ternium, la empresa en la que el Grupo Techint está consolidando sus participaciones directas e indirectas en el negocio de aceros planos y productos largos.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4158 bytes.

Fecha de recepcion: Aug 22 2005 9:19:08:090PM.

Folio de recepcion: 101430.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 22/08/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Designación de Funcionarios de Hylsamex

EVENTO RELEVANTE

MONTERREY, MEXICO, 22 de agosto de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), la compañía siderúrgica mexicana con sede en esta ciudad, anunció que en junta celebrada por su Consejo de Administración el día de hoy, se designó como su Presidente del Consejo de Administración al Ing. Alejandro M. Elizondo Barragán y como su Director General Ejecutivo al Ing. Daniel Novegil.

A partir de esta fecha, Hylsamex forma parte de Ternium, la empresa en la que el Grupo Techint está consolidando sus participaciones directas e indirectas en el negocio de aceros planos y productos largos.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-08-22 21:19:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
22/8/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Designación de Funcionarios de Hylsamex

Eventos Relevantes:
MONTERREY, MEXICO, 22 de agosto de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex"), la compañía siderúrgica mexicana con sede en esta ciudad, anunció que en junta celebrada por su Consejo de Administración el día de hoy, se designó como su Presidente del Consejo de Administración al Ing. Alejandro M. Elizondo Barragán y como su Director General Ejecutivo al Ing. Daniel Novegil.

A partir de esta fecha, Hylsamex forma parte de Ternium, la empresa en la que el Grupo Techint está consolidando sus participaciones directas e indirectas en el negocio de aceros planos y productos largos.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: